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                                                                  Exhibit (a)(3)

                             [LOGO OF ITC/\DELTACOM]
                            1791 O.G. Skinner Drive
                           West Point, Georgia 31833

                               December 12, 2000

Dear option holder:

   Due to today's difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that the Company's option plan may not currently be providing performance incentives for its valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

   As a result, I am happy to announce that ITC/\DeltaCom will offer to exchange your outstanding options under the 1997 stock option plan with an exercise price of $18.00 or more for new options we will grant under that plan. You may tender (surrender) all or any portion of these options to the Company in exchange for new options. You also have the right to choose not to tender any of your options. We are limiting this offer to option holders who have not received options after September 30, 2000.

   The number of shares of common stock subject to the new options will be equal to the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on or about the first business day which is at least six months and one day following the date we accept and cancel the tendered options. If we accept and cancel the tendered options on January 12, 2001 as currently scheduled, we will grant the new options on or about July 13, 2001.

   You must be an employee of the Company or one of its subsidiaries from the date you tender options through the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Company.

   The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except in two respects:

  . the per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq
    National Market on the date we grant the new options; and

  . regardless of whether the options you tender have vested, the new options will have the Company's standard four-year vesting schedule that will begin on the date we grant the new options.

   The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

   The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.
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   If you have any questions about the offer, please call Andy Mantler,
Associate Corporate Counsel, at (256) 382-3881.

   We thank you for your continued efforts on behalf of ITC/\DeltaCom.

                                          Sincerely,

                                          /s/ Andrew M. Walker

                                          Andrew M. Walker
                                          Vice Chairman, President and
                                          Chief Executive Officer

Enclosures


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